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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                         Commission File Number
                                                                333-110484
                                                                333-110485
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING


(Check one):      ( ) Form 10-K         (    ) Form 11-K        (   ) Form 20-F
                  (x) Form 10-Q         (    ) Form N-SAR

                  For periods ended:                 September 30, 2004

                  (  )  Transition Report on Form 10-K
                  (  )  Transition Report on Form 20-F
                  (  )  Transition Report on Form 11-K
                  (  )  Transition Report on Form 10-Q
                  (  )  Transition Report on Form N-SAR

                  For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Item 1

                                     PART I

                             REGISTRANT INFORMATION

ATLANTIC COAST ENTERTAINMENT HOLDINGS, INC.
ACE Gaming, LLC
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Full name of registrant


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Former name if applicable

C/O SANDS HOTEL & CASINO, INDIANA AVENUE & BRIGHTON PARK
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Address of principal executive office (Street and Number)

ATLANTIC CITY, NEW JERSEY 08401
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City, State and Zip Code



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                                     PART II

                             RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

( x )             (a)    The reasons described in reasonable detail in Part III
                  of this form could not be eliminated without unreasonable effort or expense;

( x )             (b)    The subject annual report, semi-annual report,
                  transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

(    )            (c)    The accountant's statement or other exhibit required
                  by Rule 12b-25(c) has been
                  attached if applicable.


                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrants are unable to file their Quarterly Reports on Form 10-Q for the fiscal quarter ended September 30, 2004 on a timely basis because the Registrants and their accounting staff require additional time to complete the consolidated financial statements and the notes thereto and in order to include a description of the consummation, on November 12, 2004, of a senior secured revolving credit line providing for working capital loans of up to $10 million, to be used for working capital purposes in the operation of The Sands Hotel and Casino, by Atlantic Coast Entertainment Holdings, Inc., as borrower, and ACE Gaming, LLC, as guarantor.





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                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Patricia M. Wild              609                      441-4633
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         (Name)                (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                   (   ) Yes                          ( x ) No

The Registrants have not filed their Quarterly Reports on Form 10-Q for the quarter ended June 30, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                   (    ) Yes                         ( x ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.








                   ATLANTIC COAST ENTERTAINMENT HOLDINGS, INC.
                                ACE Gaming, LLC
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 2004                     By:   /s/ Denise Barton
                                                  ------------------------------
                                                  Name: Denise Barton
                                                  Title: Chief Financial Officer